Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands except ratio of earnings to fixed charges)

	Year Ended
	December 31, 2013	December 31, 2012	December 30, 2011	December 31, 2010	December 25, 2009
Earnings:
Loss from continuing operations before income taxes	$(39,656)	$(38,491)	$(59,402)	$(52,849)	$(85,595)
Fixed charges	55,960	56,721	57,586	70,492	86,697
Total earnings	$16,304	$18,230	$(1,816)	$17,643	$1,102

Fixed charges:
Interest expense	$54,078	$54,858	$55,579	$68,333	$84,204
Implicit interest in rent expense	1,882	1,863	2,007	2,159	2,493
Total fixed charges	$55,960	$56,721	$57,586	$70,492	$86,697

Ratio of earnings to fixed charges	0.29x	0.32x	—	0.25x	0.01x

*
Earnings were insufficient to cover fixed charges by $39.7 million, $38.5 million, $59.4 million, $52.8 million, and $85.6 million for the years ended December 31, 2013, December 31, 2012, December 30, 2011, December 31, 2010 and December 25, 2009, respectively.